SEC 20004571

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACALYX ADVISORS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 MADISON AVE, SUITE 1714
(No. and Street)

NEW YORK | NY | 10017
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRIS MEYERS 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA, SUITE 3000 | NEW YORK | NY | 10119
(Address) | (City) | (State) | (Zip Code)

SEC Mail Processing Section FEB 24 2020 Washington DC 415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JENNIFER RINEHART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACALYX ADVISORS INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

AMANDA PARISI ALVAREZ
Notary Public - State of New York
NO. 01AL6349019
Qualified in New York County
My Commission Expires Oct 11, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acalyx Advisors, Inc.

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2019

Contents

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
Acalyx Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Acalyx Advisors, Inc. (the Company) as of December 31, 2019, and the related notes (collectively referred to as the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2015.

New York, New York
February 20, 2020

Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$ 480,973
Due from customers	45,811
Accounts receivable	5,898,773
Right of use asset	195,311
Prepaid expenses	87,458
Security deposits	36,890
Fixed assets, net accumulated depreciation of $51,859	-
TOTAL ASSETS	$ 6,745,216

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 38,937
Operating lease liability	210,263
Deferred tax liabilities	89,211
TOTAL LIABILITIES	338,411
Stockholders' Equity	
Common stock, 200 shares authorized, $.001 par value, 1 share issued and outstanding, stated at par	-
Additional paid-in capital	526,164
Retained earnings	5,880,641
TOTAL STOCKHOLDERS' EQUITY	6,406,805
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,745,216

See accompanying notes to financial statements

Notes to Financial Statements
As of And For The Year Ended December 31, 2019

1. Organization and Nature of Business

Acalyx Advisors, Inc. (The "Company"), incorporated under the laws of the state of Delaware on January 2, 2015, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective June 29, 2015. The Company does not clear trades nor carry customer accounts. The Company conducts investment banking activities, specifically private placements and advisory services, and does not take custody of securities. The Company maintains offices in New York and San Francisco.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Furniture and Equipment
The Company, under its capitalization policy, evaluates the materiality of furniture and equipment when purchased. All items deemed to be immaterial are expensed when purchased. For the year ended December 31, 2019 all capitalized furniture and equipment has been fully depreciated. The Company purchased $2,448 in fixed assets during 2019, all of which were fully depreciated during the year.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under these provisions, these Company files a consolidated tax return with its parent entity, Acalyx Holdings, Inc., which is also taxed as an "S" corporation. Neither the Company nor the parent pays federal or state corporate income taxes on its taxable income. Instead, the individual stockholders are liable for income taxes on their respective share of the Company's taxable income. The Company is required to pay New York City and California general corporation tax and has elected the cash basis as the tax reporting basis, which amounted to approximately $119,000 in 2019. The Company is also required to pay San Francisco City tax and has elected the cash basis as the tax reporting basis, which amounted to approximately $13,000 in 2019. The Company has also recorded a deferred tax liability of $89,211 on net cash basis, which may be owed in a subsequent period.

Income Taxes (Continued)
The Company computes deferred income taxes based on the differences between the financial statement and the tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. The Company recognizes the benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The evaluation of an uncertain tax position is based on factors that include, but are not limited to, changes in the tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, and changes in facts or circumstances related to a tax position. Any changes to these estimates, based on the actual results obtained and/or a change in assumptions, could impact our tax provision in future periods. Interest and penalty charges, if any, related to the unrecognized tax benefits would be classified as a provision for income tax in the statement of income.

Revenue Recognition - ASC 606

As of January 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results from reporting periods beginning after January 1, 2018 are presented under Topic 606. The adoption of FASB ASC Topic 606 did not have an impact on the recognition of the Company's primary sources of revenue, which are fundraising and advisory fees. The timing and recognition of substantially all of the Company's remaining revenue was also not impacted. The Company did not record any cumulative effect adjustment to opening equity.

Fundraising fees are earned for achieving various fundraising objectives. Fundraising fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. Advisory fees are earned for providing general investor-related advice outside the fundraising/private placements process and are earned monthly, based upon when advisory services are performed. Interest income is made up of interest received from customers and bank balances. Interest on bank balances are earned from funds held in a money market account. The Company also receives interest payments from customers, who elect to pay receivables over time. Payments are made in accordance with a set payment schedule, by which the Company earns interest according to market interest rates.

3. Significant Customer

For the year ended December 31, 2019, 93% of gross revenues was derived from four customers, who made up 44%, 24%, 15%, and 10% of gross revenue, respectively.

4. Profit Sharing Plan

The Company adopted a qualified Defined Contribution Retirement Plan in accordance with Section 401(k) of the Internal Revenue Code (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times and are contributed at the discretion of management. The Company incurred an expense for employer contributions of $250,280 during the year ended December 31, 2019 which was included in salaries, commissions and related costs on the accompanying statement of operations.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Commitments

Office Leases

The Company is currently leasing office space at two locations, under separate lease agreements. The first is a month-to-month lease in San Francisco, which commenced on November 9, 2018. The lease provides for a 30-day opt out, upon written request.

The Company entered into an agreement to lease office space in New York City, NY beginning on October 11, 2017 and ending November 30, 2021. The minimum base rental commitments under this lease, are as follows:

	Year Ending December 31
2020	$ 112,711
2021	$ 106,202

The Company was also required to remit a security deposit to the New York City landlord, totaling $36,890 at December 31, 2019. Depending upon certain contingencies in the lease contracts, these amounts will be returned to the Company at the end of each respective lease period.

In connection with new FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. As of December 31, 2019, the Company has reported a right to use asset in the amount of $195,311, which is offset by a liability in the amount of $210,263. There is no impact to the Company's net capital, as the right of use asset is allowable to the extent of the offsetting lease obligation.

7. Accounts Receivable

The Company's accounts receivable consist primarily of amounts due for fundraising fees. The terms of the invoices provide for payment schedules of up to four years. Accounts receivable are carried at net realizable value. Fees receivable are presented on the balance sheet net of estimated uncollectible amounts. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. Management has determined that no allowance is necessary at December 31, 2019.

8. Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations for federal and state tax purposes. The Company files a consolidated federal and a combined New York State tax return with its parent. The Company is required to file and pay its own New York City and San Francisco city taxes. These liabilities are estimated at $0 as of December 31, 2019 because the Company made estimated tax payments in excess of its current year obligation.

The current and deferred portions of the income tax expense included in the statement of operations are approximately as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	2,550	-	2,550
City	82,164	33,890	116,054
	$ 84,714	$ 33,890	$ 118,604

The provision for income taxes shown on the statement of operations differs from the amount that would result from applying statutory rates to the net income before provision for income taxes primarily because of nondeductible expenses and certain states tax on gross revenue instead of income.

The Company's state income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's 2016, 2017 and 2018 tax returns remain open to review by the appropriate jurisdictions.

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2019, the Company had net capital of $427,084 which was $422,084 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 12.62%.

10. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2020 and February 20, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Acalyx Advisors, Inc.

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2019

Acalyx Advisors, Inc.

DECEMBER 31, 2019

Table of Contents

bakertilly

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of
Acalyx Advisors, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Acalyx Advisors, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 20, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ACALYX ADVISORS INC.
295 MADISON AVENUE, SUITE 1714
NEW YORK, NY 10017

SEC# 8-69577 DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christopher Meyers (212) 668-8700

2. A. General Assessment (item 2e from page 2) $ 15,460

B. Less payment made with SIPC-6 filed (exclude interest) (8,391)
July 15, 2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 7,069

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,069

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 7,069

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACALYX ADVISORS INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of January, 20 20.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2019 and ending December 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,306,372
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 10,306,372
2e. General Assessment @ .0015	$ 15,460 (to page 1, line 2.A.)